UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

SIGNATURE OFFICE REIT, INC.
(Name of Subject Company)

SIGNATURE OFFICE REIT, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

82670Y 102
(CUSIP Number of Class of Securities)

Douglas P. Williams Executive Vice President, Secretary, Treasurer and Chief Operating Officer
Signature Office REIT, Inc. 6200 The Corners Parkway, Suite 250
Norcross, Georgia 30092
(770) 449-7800
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.
DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
(919)786-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by MacKenzie Northstar Fund 3, LLC, MacKenzie Northwest Fund, LP, MPF Northstar Fund 2, LP, MPF Northstar Fund, LP, AHY Institutional Investors, LTD., MacKenzie Blue Ridge Fund III, LP, MacKenzie Flagship Fund 15, LLC, MacKenzie Income Fund 27, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Senior Note Program II, LP, MPF Special Fund 10, LLC, MPF Special Fund 8, LLC, MPF Special Fund 9, LLC, and Coastal Realty Business Trust (collectively, the “Offerors”), to purchase up to 1,100,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Signature Office REIT, Inc., a Maryland corporation (the “Company”), at a price of $15.00 per Share, in cash, without interest, (the “Offer Price”). MacKenzie Capital Management, LP, an affiliate of certain of the Offerors, is serving as the depositary for the Offerors. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on May 1, 2014 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”).
As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.
ITEM 1. SUBJECT COMPANY INFORMATION.
The name of the subject company is Signature Office REIT, Inc. The Company’s address is 6200 The Corners Parkway, Suite 250, Norcross, Georgia 30092. The Company’s principal telephone number is (770) 449-7800.
The title of the class of equity securities to which this Schedule 14D-9 relates is Common Stock. As of May 14, 2014, 20,473,024 shares of Common Stock were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to a tender offer by MacKenzie Northstar Fund 3, LLC, MacKenzie Northwest Fund, LP, MPF Northstar Fund 2, LP, MPF Northstar Fund, LP, AHY Institutional Investors, LTD., MacKenzie Blue Ridge Fund III, LP, MacKenzie Flagship Fund 15, LLC, MacKenzie Income Fund 27, LLC, MacKenzie Patterson Special Fund 5, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund, LLC, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Senior Note Program II, LP, MPF Special Fund 10, LLC, MPF Special Fund 8, LLC,

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MPF Special Fund 9, LLC, and Coastal Realty Business Trust to purchase, subject to certain terms and conditions, up to 1,100,000 outstanding Shares, at a price of $15.00 per Share, in cash, without interest.
The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offerors, it will expire at 11:59 p.m., Pacific Time, on June 13, 2014.
According to the Schedule TO, the Offerors’ business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Item 11 and Item 13 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Annual Report”), which information is incorporated herein by reference. The Annual Report was previously mailed to all Stockholders of record as of April 28, 2014 and is available for free on the SEC’s website at www.sec.gov.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
(a) Solicitation Recommendation
The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management and its outside legal advisors. The Board has unanimously determined that the Offer is not in the best interests of the Stockholders.
Accordingly, the Company recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.
The Company acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs.
(b) Background
On May 1, 2014, the Offerors filed a Tender Offer Statement on Schedule TO with the SEC, commencing the Offer.

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The Board held meetings on May 6th, May 7th and May 12th with members of management and legal counsel at each of which the Offer was discussed. On May 12, 2014, the Board unanimously determined that the Offer was not in the best interests of the Stockholders and recommended that that the Stockholders reject the Offer and not tender their Shares for purchase pursuant to the Offer.
(c) Reasons for the Recommendation
In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management, counsel to the Company, and counsel to the directors; and (iii) evaluated various relevant factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects as well as general market conditions in order to assess the adequacy of the terms of the Offer.
The reasons why the Company believes that the Stockholders should reject the Offer include the following:

•
The Company believes that the Offer Price represents an opportunistic attempt by the Offerors to profit by purchasing the Shares at a price substantially below their current value, thereby depriving the Stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Company noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $15.00 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to [Stockholders] consistent with the [Offerors’] objectives.” However, the Company notes that, as a non-exchange traded REIT, there is no trading market for the Shares, the Company has discontinued its share redemption program and there can be no assurance as to the actual long-term value of the Shares. Such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information.”

•
The Offerors estimate that our shares are worth $16.54 per share, using a methodology that the Company does not endorse. However, using the Offerors’ own methodology with up-to-date inputs, the Shares are worth considerably more than the Offerors acknowledge. The Offerors’ valuation methodology, as described in their offer to purchase, is based on their estimate of the Company’s “annualized net operating income” derived from information provided in the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2013. However, the Company’s annualized operating results have improved in 2014. A majority of a tenant’s operating expense reimbursement abatements at the 64 & 66 Perimeter Center Building described in the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2014 have expired. In addition, the Company became self-managed on January 1, 2014 and, as a result, no longer pays asset management fees. This savings more than offsets the Company’s increased general and administrative

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expenses as a self-managed company. Had the Offerors calculated annualized net operating income and estimated Share value using data from the first quarter of 2014, the Company estimates that the Offerors’ valuation methodology would have yielded a value of $21.32, as calculated below.

Real Estate Operating Income Per GAAP	$3,075,882
Add: General and Administrative Expenses	$1,579,128
Add: Amortization	$2,759,098
Add: Depreciation	$4,448,170
Add: Asset and Property Management Fees - Other	$274,947
Less: Other Property Income[1]	$(29,168)
Net Operating Income (NOI)[2]	$12,108,057
Annualize for Four Quarters	4
Annualized NOI	$48,432,228
Estimated Cap Rate[3]	8%
Gross Valuation of Corporation Properties	$605,402,850
Less: Selling Costs at 3%[4]	$(18,162,086)
Less: Notes Payable	$(165,900,000)
Plus: Net Current Assets	$15,534,000
Estimated Net Valuation of Corporation	$436,874,764
Total Number of Shares	$20,487,192
Estimated Valuation per Share	$21.32

1 The adjustment for Other Property Income is related to an early lease termination exercised by one of the Company’s tenants that will result in a total contraction penalty fee of $965,720 payable by that tenant to the Company and recognized by the Company on a straight-line basis from March 2014 through December 2014.
2 NOI is a non-GAAP measure. The most directly comparable GAAP measure is operating income. The reconciliation of NOI to operating income, or real estate operating income per GAAP, is shown above. Although NOI can be a useful measure of the revenues and expenses directly involved in owning and operating real estate assets, the Company is presenting NOI solely for the purposes of calculating a per share value of Common Stock using the Offerors’ methodology but based on first-quarter 2014 results.
3 Estimated by the Offerors to be 8%.
4 Estimated by the Offerors to be 3%.

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•
The Company notes that the valuation methodology employed by the Offerors does not take into account the Company’s low ratio of debt to real estate of 28%. With the Company’s significant borrowing capacity and current low interest rates, the Company is in a position to borrow funds and acquire properties at prices that are accretive to its dividend. The Company believes that potential buyers of the Company would take this into consideration and would likely be willing to pay more for the Company as a result of its low debt.

•
Although the Company can make no assurances with respect to future distributions, any Shares acquired at the Offer Price of $15.00 per Share would provide the Offerors with a dividend yield of 10% per annum, based on the Company’s current annual distribution of $1.50 per Share. The Company believes that this dividend yield is indicative of an Offer Price that is substantially below the current value of the Shares.

•	The Offerors used a “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount.

•
The Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has a material adverse effect with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Company noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Company noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

In view of the number of reasons and complexity of these matters, the Company did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.
In light of the reasons considered above, the Company has determined that the Offer is not in the best interests of the Stockholders.
Accordingly, the Company recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.
The Company acknowledges that, although it believes the Offer price is substantially below the current value of the Company’s shares, the Company has not attempted to estimate the value of the Company’s shares. As the Company indicated in the prospectus for its initial public offering, the Company intends to value its shares by December 10, 2014. The Company intends to do so by utilizing the services of a third-party appraisal firm, as recommended by Investment Program Association Practice Guideline 13-01: Valuations of Publicly Registered Non-Listed REITs, April 29, 2013. Although the Company does not have the benefit of a valuation in

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responding to the Offer, as demonstrated above, the Company has sufficient information to determine that the Offer substantially understates the current value of the Shares.
The Company acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Company believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Company has terminated its share redemption program and (b) the Company makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of providing liquidity to Stockholders.
(d) Intent to Tender
The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).
To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Since March 14, 2014, pursuant to the Company’s share redemption program, the Company redeemed approximately 74,100 shares for an aggregate price of approximately $1.7 million, or an average price paid per share of approximately $22.69.
Since March 14, 2014, pursuant to the Company’s distribution reinvestment plan, the Company sold approximately 157,300 shares to Stockholders at $23.75 per share, for an aggregate price of approximately $3.7 million.
During the past 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the

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Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.
Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.
ITEM 8. ADDITIONAL INFORMATION.
Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.
Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, interest rates, general economic conditions, the financial health of the Company’s tenants, the ability to re-lease space on favorable terms, and office occupancy rates in the markets in which the Company’s properties are located.
In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2013 filed by the Company with the SEC on March 7, 2014 (incorporated herein by reference).

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ITEM 9. EXHIBITS.
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)	Text of Letter to the Company’s Stockholders, dated May 14, 2014.*
(a)(2)	Text of E-mail to Financial Advisors.
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014.**
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed with the SEC on May 7, 2014.***
(g)	Not applicable.

*	Included in copy mailed to Stockholders.

**
The items of the Company’s Annual Report specified in Items 3 and 8 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014.

***
The financial information from the Company’s Quarterly Report specified in Item 4 hereto is incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed with the SEC on May 7, 2014.

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SIGNATURE
After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
SIGNATURE OFFICE REIT INC.
By: /s/ Douglas P. Williams
Name: Douglas P. Williams
Title: Executive Vice President, Secretary,
     Treasurer and Chief Operating Officer

Dated: May 14, 2014

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Text of Letter to the Company’s Stockholders, dated May 14, 2014.*
(a)(2)	Text of E-mail to Financial Advisors.
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014.**
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed with the SEC on May 7, 2014.***
(g)	Not applicable.

*	Included in copy mailed to Stockholders.

**
The items of the Company’s Annual Report specified in Items 3 and 8 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 7, 2014.

***
The financial information from the Company’s Quarterly Report specified in Item 4 hereto is incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed with the SEC on May 7, 2014.

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